Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Williams Industrial Services Group Inc. of our report dated April 1, 2019, relating to the consolidated financial statements of Williams Industrial Services Group Inc., which report appears in the Annual Report on Form 10-K of Williams Industrial Services Group Inc. for the year ended December 31, 2018 (and expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification Topic No. 606), and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Dallas, Texas

November 14, 2019